UNITED STATES SECURITIES & EXCHANGE COMMISSION Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. _)*
Universal Capital Management, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)
913393 20 3
(CUSIP Number)
Thomas Joseph Marino 2601 Annand Drive, Suite 16, Wilmington, Delaware 19808 (302) 897-1980
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
July 14, 2014
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 913393 20 3

1.	NAMES OF REPORTING PERSONS
Thomas Joseph Marino
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐ (b) ☐
3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
8,000,000
	8.	SHARED VOTING POWER
0
	9.	SOLE DISPOSITIVE POWER
8,000,000
	10.	SHARED DISPOSITIVE POWER
0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
8,000,000
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
20.61% (1)
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1)

Based upon 38,800,000 shares of the Issuer’s common stock that were outstanding as of July 18, 2014, as disclosed in the Issuer’s Reports filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

ITEM 1. Security and Issuer

The securities to which this Schedule 13D relates are the shares of common stock, par value $0.001 per share (“Common Stock”), of Universal Capital Management, Inc., a Delaware corporation (the “Issuer”).  The principal executive offices of the Issuer are located at 2601 Annand Drive, Suite 16, Wilmington, Delaware 19808.

ITEM 2.  Identity and Background.

(a) This Schedule 13D is filed by Thomas Joseph Marino.

(b) The Reporting Person’s business address is 2601 Annand Drive, Suite 16, Wilmington, Delaware 19808.

(c) The Reporting Person is the Executive Chairman of the Board of the Issuer.

(d) The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

f) The Reporting Person is a United States citizen.

ITEM 3. Source and Amount of Funds or Other Consideration.

The Reporting Person acquired 8,000,000 shares of Common Stock in exchange for the Issuer acquiring certain assets of Major League Football, LLC, which is 100% owned by the Reporting person, all pursuant to an Asset Purchase Agreement entered into between the Issuer and Major League Football, LLC.

ITEM 4.  Purpose of Transaction.

The Reporting Person acquired the shares of Common Stock described in Item 5 pursuant to an Asset Purchase Agreement entered into between the Issuer and Major League Football, LLC, which is 100% owned by the Reporting person.

Except as set forth herein, as of the date hereof, there are no plans or proposals that the Reporting Person has that relate to or would result in (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) Any material change in the present capitalization or dividend policy of the Issuer; (f) Any other material change in the Issuer's business or corporate structure, including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940; (g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to section 12(g)(4) of the Act; or (j) Any action similar to any of those enumerated above. The Reporting Person is the Executive Chairman of the Board of the Issuer.  The Reporting Person reserves the right to take any action enumerated above in the best interests of the Issuer in his role as Executive Chairman of the Board of the Issuer.

ITEM 5.  Interest in Securities of the Issuer.

(a)

The aggregate number of shares of the Common Stock owned beneficially by the Reporting Person is 8,000,000 shares, which represents approximately 20.61% of the outstanding shares of the Common Stock. The percentages in this Item  5(a) are based upon 38,800,000 shares of Common Stock that were outstanding as of July 18, 2014 as disclosed in the Issuer’s Reports filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

(b)

The Reporting Person has the sole power (and no shared power) to vote or dispose of or direct the disposition of the Reporting Person’s Common Stock.

(c)

During the sixty (60) days prior to the filing of this Schedule 13D, the Reporting Person has made no transactions in the Common Stock.

(d)

Not applicable.

(e)

Not applicable.

ITEM 6. Contracts, Arrangements, Understandings or Relationship with Respect to the Securities of the Issuer.

The Reporting Persons has no contracts, arrangements or understandings with any other person with respect to any securities of the Issuer.

ITEM 7. Material to Be Filed as Exhibits.

The exhibit identified as Exhibit 2.1 contained in the Issuer’s Form 8-K filed on July 18, 2014 is hereby incorporated herein by reference.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:           July 24, 2014

/s/ Thomas Joseph Marino
Thomas Joseph Marino